UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g)OF THE SECURITIES EXCHANGE ACT OF 1934 OR
SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-22125

Diamond Management & Technology Consultants, Inc.
 (Exact name of registrant as specified in its charter)

c/o PricewaterhouseCoopers LLP
300 Madison Avenue
New York, New York 10017
Telephone: (647) 471-1157
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, Par Value $0.001 Per Share
 (Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	[X]
Rule 12g-4(a)(2)	[ ]
Rule 12h-3(b)(1)(i)	[X]
Rule 12h-3(b)(1)(ii)	[ ]
Rule 15d-6	[ ]

Approximate number of holders of record as of the certification or notice date:  One

Pursuant to the requirements of the Securities Exchange Act of 1934, Diamond Management & Technology Consultants NA, Inc., successor by merger to Carbon Merger Subsidiary, Inc. (formerly named Diamond Management & Technology Consultants, Inc.) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: November 12, 2010	DIAMOND MANAGEMENT & TECHNOLOGY CONSULTANTS NA, INC.

	By:	/s/ Samuel P. Starr
	Name:	Samuel P. Starr
	Title:	Authorized Signatory